FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of May, 2013

ALBERTA STAR DEVELOPMENT CORP.

 (SEC File No. 0-31172)

506 – 675 West Hastings Street

Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

Date: May 1, 2013
To: All Canadian Securities Regulatory Authorities
Subject: ALBERTA STAR DEVELOPMENT CORP.
Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :                                                                Annual General and Special Meeting

Record Date for Notice of Meeting:                                    April 23, 2013

Record Date for Voting (if applicable):                               April 23, 2013

Beneficial Ownership Determination Date:                          April 23, 2013

Meeting Date:                                                                 June 12, 2013 (Amended)

Meeting Location (if available):                                          TBD

Issuer sending proxy related materials directly to NOBO:      Yes

Issuer paying for delivery to OBO:                                      No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders                                            No

Beneficial Holders Stratification Criteria:

   Number of shares greater than:                                  n/a

Holder Consent Type(s):                                            n/a

Holder Provinces-Territories:                                      n/a

NAA for Registered Holders                                          No

Registered Holders Stratification Criteria:

Number of shares greater than:                                 n/a

Holder Provinces-Territories:                                              n/a

Voting Security Details: Description CUSIP Number ISIN Common Shares 013060207 CA0130602075

Sincerely, Computershare Agent for ALBERTA STAR DEVELOPMENT CORP.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:  May 1, 2013

By:      /s/ Stuart Rogers

Stuart Rogers

Director